UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Transaction in Own Shares, dated 11 February 2019

Micro Focus International plc
11 February 2019

Transaction in own shares

Micro Focus International plc (the "Company") announces that on 8 February 2019 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million extended share buyback programme, details of which were announced on 6 November 2018.

Description of shares: Micro Focus International plc - ordinary shares of 10 pence

Number of shares repurchased: 85,117

Date of transaction: 8 February 2019

Time of transaction: 08.00 - 16.29

Volume weighted average price paid per share: 1,525.98 pence

Lowest price paid per share: 1,506.00 pence

Highest price paid per share: 1,558.00 pence

Broker: Citigroup Global Markets Limited ("Citi")

Aggregated information on shares purchased according to trading venues:

Venue	Volume weighted Average Price (GBP)	Aggregated Volume
XLON	15.2476	33,405
CHIX	15.2686	50,780
BATE	15.2116	932

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 414,751,870 (excluding Treasury shares), and the Company will hold 22,195,042 ordinary shares in Treasury.

The figure of 414,751,870 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5662P_1-2019-2-10.pdf

For further information, please contact:

Micro Focus International plc

Tim Brill, IR Director                                                                                       Tel: +44 (0) 1635 32646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 11 February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer